

March 19, 2012

By E-Mail

Elizabeth R. Gonzalez, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re:** **PLX Technology, Inc.**
> **Soliciting Material filed under Rule 14a-12 by Balch Hill Partners, L.P. et al.**
> **Filed March 13, 2012**
> **File No. 0-25699**

Dear Ms. Gonzalez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material filed under Rule 14a-12

1. We note the following statements about the company's financial or operating performance:

   - "…we are deeply troubled by the Company's disappointing operating performance and loss of stockholder value."

   - "…the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company's share price and substantially weakened the Company's financial performance."

   - "If valued today, the consideration to acquire Oxford would be in excess of $30 million."

- "Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million."

- "PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigbit Ethernet business with negligible revenues."

- "This was at a time when PLX's entire market capitalization was approximately $134 million immediately prior to the acquisition."

- "Today, the 10 Gigabit Ethernet business is underpeforming and consumes essentially all of PLX's profits and cash flow."

Please further describe your view of the issuer's financial and operating performance. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions